Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides the Company’s management perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the years ended March 31, 2024 and March 31, 2023. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes thereto as at March 31, 2024 and March 31, 2023 and for the years ended March 31, 2024 and March 31, 2023. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and the financial information included in this MD&A is derived from the consolidated financial statements, except as otherwise noted.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Information” below. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the annual information form (the “Annual Information Form”) filed by the Company with the applicable Canadian securities regulatory authorities (available under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca) and filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s annual report on Form 40-F (available on the SEC’s EDGAR website at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of June 19, 2024. This document has been approved and authorized for issue by the Board of Directors on June 19, 2024. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income or loss.

The currency exchange rates for the relevant periods of fiscal 2024 and fiscal 2023 are provided below:

	Average Rate		Period End Rate

	FY2024	FY2023	FY2024	FY2023

April 1 to June 30	1.3431	1.2628	1.3240	1.2886

July 1 to September 30	1.3412	1.3061	1.3520	1.3707

October 1 to December 31	1.3619	1.3580	1.3226	1.3544

January 1 to March 31	1.3488	1.3518	1.3550	1.3533

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Our forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “Risk factors” in our annual information form for the year ended March 31, 2024 (the “Annual Information Form”). Although it is not possible to identify all of these factors, they include, among others, the following:

●	future financial performance;
●	future cash flow and liquidity;
●	future capital investment;
●	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;
●	restrictive covenants in debt agreements limit our discretion to operate our business;
●	significant domestic and international competition;
●	macroeconomic pressures in the markets in which we operate;
●	increased use of competitive products;
●	a protracted fall in steel prices resulting in reduced revenue and/or impairment of assets;
●	excess capacity, resulting in part from expanded production in China and other developing economies;
●	low-priced steel imports and decreased trade regulation, tariffs and other trade barriers;
●	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;
●	increases in annual funding obligations resulting from our under-funded pension plans;
●	supply and cost of raw materials and energy;
●	impact of a downgrade in credit rating, including on access to sources of liquidity;
●	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;
●	environmental compliance and remediation;
●	unexpected equipment failures and other business interruptions;
●	a protracted global recession or depression;
●

changes in or interpretation of royalty, tax, environmental, greenhouse gas (“GHG”), carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

●	risks associated with existing and potential lawsuits and regulatory actions against us the Company;

●	impact of disputes arising with our partners;
●	the ability of Algoma to implement and realize its business plans, including Algoma’s ability to complete its transition to EAF steelmaking on time and at its anticipated cost;
●	Algoma’s ability to operate the EAF;
●	expected increases in liquid steel capacity as a result of the transformation to EAF steelmaking;
●	expected cost savings associated with the transformation to EAF steelmaking;
●

expected reduction in carbon dioxide (“CO2”) emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reduction on the Federal SIF EAF Loan (as defined herein) and carbon taxes payable;

●

the risks that higher cost of internally generated power and market pricing for electricity sourced from Algoma’s current grid in Northern Ontario could have an adverse impact on our production and financial performance;

●	the risks that indigenous groups’ claims and rights to consultation and accommodation may affect our ability to complete the EAF Transformation Project (as defined below);
●	access to an adequate supply of the various grades of steel scrap at competitive prices;
●	the risks associated with the steel industry generally;
●	economic, social and political conditions in North America and certain international markets;
●	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;
●	risks associated with inflation rates;
●	risks inherent in the Corporation’s corporate guidance;
●	failure to achieve cost and efficiency initiatives;
●	risks inherent in marketing operations;
●	risks associated with technology, including electronic, cyber and physical security breaches;
●	construction risks, including delays and cost overruns;
●	our ability to enter into contracts to source steel scrap and the availability of steel scrap;
●	the availability of alternative metallic supply;
●	the limited functionality of the coke oven batteries as they remain unstable and not fully operational
●	the Company’s expectation to declare and pay a quarterly dividend; and
●	business interruption or unexpected technical difficulties, including impact of weather;
●	counterparty and credit risk;
●	labour interruptions and difficulties; and
●	changes in our credit ratings or the debt markets.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. On May 24, 2021, the Company entered into a Merger Agreement (the “Merger”), by and among the Company, a wholly-owned subsidiary of the Company and Legato Merger Corp. (“Legato”). On October 19, 2021, the Company completed its merger with Legato, listing its common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (“Nasdaq”). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

Strategic Initiatives

Electric Arc Furnace (“EAF”) Transformation Project

On November 10, 2021, the Company’s Board of Directors authorized the Company’s transformation to electric arc steelmaking (the “EAF Transformation Project”), including the construction of two state-of-the-art electric-arc-furnaces to replace its existing No. 7 blast furnace and steelmaking operations (“BF7 Steelmaking”). The EAF Transformation Project is expected to reduce Algoma’s carbon emissions by approximately 70%.

EAF steelmaking is a method of producing steel by melting scrap metal and other metallic inputs using an electric arc. This process is widely used in modern steel production. The EAF steelmaking facility is being built on vacant land adjacent to the current steelmaking facility to mitigate disruption to current operations and will be integrated into existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF Transformation Project is expected to improve product mix, reduce fixed costs, provide significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company anticipates a 30-month construction phase for the EAF facility, with construction having started in April 2022 and commencement of commissioning activities to begin prior to calendar year-end 2024, and beginning to scale-up EAF operations thereafter. The Company has approval from the electricity regulators to connect the EAFs to the current 115kV electricity grid with the internal power generation asset known as Lake Superior Power (the “LSP Plant”). As the EAFs are scaled-up after commissioning, Algoma anticipates reduced dependency on its legacy BF7 Steelmaking operations.

The following paragraphs outline key elements and milestones of the EAF Transformation Project:

Technology

On December 2, 2021, the Company announced that it had selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its latest technology solutions including AC-Digimelter technology powered by Q-One digital power systems and Q-SYM automated scrap yard. Various EAF and power components have been received on the Company’s site ready for installation, including two EAF charging cranes with lifting capacity of 570 short tons each to facilitate further installation of the EAF components.

Construction and Environmental Permitting

The contract for the structural building housing the EAF Transformation Project was awarded on April 25, 2022, to Hamilton, Ontario-based Walters Group Inc. (“Walters”). Walters is responsible for fabricating and erecting the main building structure in addition to the necessary dust collection hoods. Pursuant to the fixed-price contract, Walters is using Algoma’s steel plate products in the fabrication of heavy structural components, and will work with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. As of March 31, 2024, approximately 90% of the EAF building structural steel has been erected.

On March 13, 2023, the Company announced the appointment of EllisDon as Construction Manager for completion of the EAF Transformation Project. The Construction Manager role is central to the successful planning, execution, and completion of the various construction projects. Their responsibilities encompass various aspects of project management and oversight to ensure that construction projects are completed safely, on time, within budget, and to the required quality standards.

The Company is progressing its applications for environmental operational permits through the Province’s Ministry of Environment, Conservation and Parks. The Company received ECA 5691-CJGK54 (as amended) for industrial sewage works for the disposal of process effluent and non-contact cooling water. Algoma will be subject to an Integrated Mill Technical Standard for air contaminants compliance until we are 100% EAF cold-charged metallics.

Budget and Project Financing

As previously updated, the Company plans to invest approximately C$825-C$875 million in the EAF Transformation Project, funded with previously announced financing commitments below, proceeds from the Merger, cash on hand and cash from operations.

The Company previously secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada (ISED), whereby the Company will receive up to C$200.0 million in the form of a loan to support the EAF Transformation Project. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF” and such loan, the “Federal SIF EAF Loan”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAF independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing its GHG emissions. As of March 31, 2024, the Company has received C$139.9 million from the Federal SIF EAF Loan.

In addition, the Company previously entered into an agreement (the “CIB Loan”) with the Canada Infrastructure Bank (“CIB”) with access up to C$220 million in loan financing towards the EAF Transformation Project. Pursuant to its terms, the CIB credit availability was reduced as a result of share repurchases and dividends paid by the Company, and the loan was undrawn as of March 31, 2024 with limited credit availability remaining. Given that the Company did not expect to draw on the CIB Loan, the parties agreed to terminate the agreement on March 7, 2024.

The EAF Transformation project continues to advance, with approximately $800 million of the budgeted project cost contracted. The Company continues to expect that the completion of the EAF project will be funded with cash-on-hand, cash generated through operations, and available borrowings under the Company’s existing undrawn credit facility.

From the inception of the EAF Transformation Project through March 31, 2024, the Company invested a total of C$562.8 million (excluding the benefit of Government loans). As of March 31, 2024, the Company had C$60.1 million in total available Government financing under the Federal SIF EAF Loan.

Access to Electricity

The Company upgraded its LSP Plant with two LM6000PC aeroderivative gas turbines, multiple control systems, and a full rewind of the No. 2 generator to provide 110-115 MW towards the operation of the EAFs. The LSP Plant combined with current 115kV grid power are expected to provide sufficient power to run both electric arc furnaces in an alternating mode, thereby allowing the Company to produce the same volume of steel as produced today from its BF7 Steelmaking operations. As of March 31, 2024, the Company has approval from the Independent Electricity System Operator (“IESO”) to connect the EAFs to the current 115kV electricity grid with the LSP Plant.

The Company is progressing its discussions with the IESO, Ontario independent electricity regulator, as well as with the Ministry of Energy in respect of securing more grid power to realize the full potential of the EAF Transformation Project. On September 28, 2023, the Company received conditional approval of the next phase of the Company’s EAF Connection Proposal (CAA ID: 2021-704), providing for connecting the EAF load facility with electricity supplied from the proposed local 230kV transmission line to be constructed and operated by PUC Transmission LP.

Significant progress has continued on long term regional power access for Northeast and Eastern Ontario. On October 23, 2023, the Ontario provincial government announced that it has issued an Order-in-Council declaring three regional transmission line projects as priorities, which includes one new line in eastern Ontario and two new lines in northeastern Ontario. These lines are expected to enable economic growth activities including among other things the production of clean steel at Algoma. The Order-in-Council will streamline the Ontario Energy Board’s (OEB) regulatory approval process for these lines. The government has also directed the OEB to amend Hydro One Network Inc. (Hydro One)’s transmission license to designate it as the transmitter responsible for the development of the three lines.

Iron Ore Extension

On October 2, 2023, the Company announced a two-year extension of its existing iron ore purchase contract with United States Steel Corporation (“U. S. Steel”) (NYSE: X), with an option to further extend for a third year solely at Algoma’s discretion. The extended purchase contract is anticipated to cover the expected volumes of iron ore required to complete Algoma’s transition from blast furnace to EAF steelmaking.

The extension with U. S. Steel represents another strategic milestone for Algoma as it continues on its transformative journey toward sustainable steel production through EAF steelmaking.

Plate Mill Modernization

In 2019, the Company started a plate mill modernization project (the “PMM Project”) which is to be completed in two phases and plans to invest a total of approximately C$135 million, which will be partly funded by government loan facilities totalling approximately C$50 million. This strategic initiative will enhance the capacity and quality of the Company’s discrete plate product line, which is a differentiated product capability and a key source of competitive advantage. The PMM Project will allow the Company to satisfy higher product quality requirements of its customers with respect to surface and flatness, increase high strength capability with availability of new grades, ensure reliability of plate production with direct ship capability and increase overall plate shipment capacity through debottlenecking and automation.

The modernization process is comprised of two phases: the first being a quality focus and the second phase a productivity focus. The first phase has been completed, and focused on quality, with installation and commissioning upgrades of a new primary slab de-scaler (to improve surface quality), automated surface inspection system (to detect and map surface quality), an in- line hot leveler (to improves flatness), and automation of the 166 inch plate mill (which expands the Company’s grade offering).

The second phase focuses on productivity enhancement and will be completed in two separate minor outages throughout 2024 to decrease commissioning risks and to provide for lesser impact to our customers. The Company has installed and is presently commissioning the inline dividing shear and plate piler. The first 20-day outage was successfully completed in April, 2024, and involved installation and commissioning upgrades of the new 4 HI DC drives, onboard descaling systems for the 2Hi roughing mill; mill alignment and work roll offset at the 4Hi mill; and new cooling beds coupling the plate mill and shear line, dividing shear, plate piler and automated marking machine. Work at the facility is now substantially complete and we expect any remaining minor items to be completed with other planned maintenance activities over the coming year.

Lime Production

In June 2023, the Company completed a C$15.4 million refurbishment project of its lime kiln production plant that processes limestone and other calcium carbonate-rich materials to produce quicklime (calcium oxide, CaO) and dolomitic lime (a mixture of calcium and magnesium oxides). Lime is an essential component of the steelmaking process, as it is used in various stages to remove impurities, control the slag composition, and adjust the chemical balance in the steelmaking process. The Company has a continuing and growing demand for lime product as it progresses through its transformation to EAF steelmaking.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The Company can incur regulatory liability as well as civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. Following the discharge, traffic on the river was temporarily halted, the local public health authority issued a water advisory and a nearby municipality issued a precautionary emergency declaration regarding its municipal water supply. We actively worked with our response partners deploying equipment and resources to contain and mitigate the effects on the waterway and neighboring communities and to clean up the released oil, while working with local, provincial, and federal regulatory authorities. The public health authorities lifted the water advisory on June 21, 2022 and the US Coast Guard did not see any impact to shoreline or marine wild life. The provincial and federal regulators each investigated this incident. The Company was recently served with one charge under the provincial Environment Protection Act and one charge under the provincial Ontario Water Resources Act in connection with the incident.

Fatal Incident Involving an Employee of a Contractor

On June 16, 2023, the Company reported a fatal incident involving an employee of a contractor who was retained to perform specialized maintenance work cleaning an out-of-service gas line. The Company investigated the fatal accident internally and worked with provincial authorities as they investigated. The Company was recently served with three charges under the provincial Occupational Health & Safety Act in connection with the fatality.

Environmental, Social and Governance (“ESG”) Report

On September 12, 2023 Algoma published its inaugural ESG report, marking a significant milestone in our journey towards sustainable and responsible business practices. We plan to publish an ESG report annually. At Algoma, we firmly acknowledge that ESG factors encompass a broad spectrum of risks and opportunities, impacting not only our organization but also our valued stakeholders, including investors, customers, suppliers, employees, governments, and the communities where we operate. Our unwavering commitment is to conduct our business activities with careful and conscientious consideration of these ESG factors.

Our vision extends beyond mere corporate responsibility; we aspire to play a pivotal role in shaping a sustainable and environmentally responsible future for Canadian steel production. Algoma has embarked on a transformative investment in EAF steelmaking, a significant step towards reducing our environmental footprint. We pledge to continually innovate and incorporate eco-friendly practices throughout our production processes. Simultaneously, we remain steadfast in our dedication to the health and safety of our workforce, the prosperity of communities we operate in, and the cultivation of a diverse, inclusive, and equitable workforce.

In development of our inaugural ESG report, we have conducted a comprehensive ESG materiality assessment. This rigorous assessment has enabled us to pinpoint and prioritize the ESG factors with the greatest potential to affect our business, ensuring that we generate lasting value for our investors while upholding our commitment to long-term sustainability. This foundational work forms the bedrock of our overarching ESG strategy.

Transparency and accountability are integral to our ESG journey. Our reporting aligns with the Sustainability Accounting Standards Board Standards and adheres to the recommendations of the Task Force on Climate-related Financial Disclosures to the greatest extent feasible. We are actively engaged in ongoing efforts to further harmonize our practices with these frameworks. This report provides comprehensive insights into our ESG strategy, outlines our approach to mitigating ESG risks, and underscores our commitment to harnessing ESG opportunities. Algoma notes that the ESG disclosure landscape has been evolving significantly over the past few years, notably through the establishment of the International Sustainability Standards Board (ISSB) and the ISSB’s issuance of the IFRS Sustainability Disclosure Standards, as well as the ongoing work of the Canadian Sustainability Standards Board. Algoma is committed to monitoring the evolving disclosure landscape, including regulatory requirements.

Our ESG approach is firmly underpinned by robust governance structures that empower us to effectively oversee and manage ESG-related risks and opportunities. Our Board of Directors assumes ultimate accountability for ESG factors, including those related to climate change. The Nominating and Corporate Governance Committee plays a pivotal role in supporting the Board by overseeing Algoma’s ESG framework, collaborating with other Board Committees, and reporting on ESG matters to the full Board.

At Algoma, our journey towards a sustainable and responsible future is not just a commitment; it’s a critical component of our strategy. We recognize that ESG excellence is integral to our continued success, and we remain resolute in our pursuit of a brighter, more sustainable future for all.

Impact on Operations

On January 20, 2024, a structural corridor carrying various utilities crucial for the company’s coke oven battery and blast furnace operations suffered an unexpected collapse. The collapse disrupted the flow of coke oven gas from the batteries to the rest of the steelworks, as well as a portion of the natural gas and oxygen flow to specific facilities, most critically the blast furnace. The unforeseen structural collapse did not result in any injuries, but for safety reasons, various areas near the collapse were evacuated and blast furnace operations were suspended at the time of the incident. Due to the unexpected shutdown and delayed restart, the blast furnace experienced operational challenges culminating in a chilled hearth, which suspended production for a period of three weeks, during which roughly 150,000 tons of hot metal production was lost. All necessary repairs to the blast furnace have been completed.

An independent investigation revealed an unforeseen escalating overload condition, resulting in a failure of a structural support member of the utility corridor, thereby causing the subsequent cascading collapse of other support structures. Minimal production of coke resumed at all three coke oven batteries on January 23, 2024 to maintain asset integrity. When combined with inventories on hand and the availability of third party coke supplies, the Company satisfied its coke requirements for normal steelmaking operations while the repairs to the utility corridor were completed. While significant progress has been made in the reconstruction of the utility corridor and commissioning of the suction main, and efforts have been undertaken to restore some operational functionality to the coke oven batteries; Coke production levels have not stabilized and the batteries are not yet fully operational.

The Company has standard insurance coverage that is intended to address events such as these, including business interruption and property damage insurance. The Company has engaged its insurers, and is in the process of submitting claims under its insurance policies for covered losses.

Management’s current estimate for the expected combined impact of lower revenues and higher costs for the duration of the outage is in the range of C$120.0 million to C$130.0 million. This impact is driven primarily by lost shipment volume restricted by lower blast furnace production. In addition, higher production costs experienced post-chill are driven by greater reliance on purchased furnace coke and natural gas, in the absence of normal volumes of internally produced coke and by-product gasses, along with greater utilization of purchased slabs. These higher costs were mitigated in part by lower labour cost enabled by a temporary partial layoff of unionized workers.

The Company and its insurers continue to review the impact of the structural collapse and subsequent lost production as it relates to the insurance claim. As a result, no related contingent gain has been recorded as of March 31, 2024.

Subsequent Event

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of $350.0 million of 9.125% Senior Secured Second Lien Notes due April 15, 2029 (the “2029 Notes”). The 2029 Notes and related guarantees are secured by ASI’s immediate parent company and all of ASI’s subsidiaries on a second-priority liens basis over all assets that are now owned or hereafter acquired by the Company or any of the guarantors. subject to permitted liens and certain other exclusions described in the indenture governing the 2029 Notes. ASI intends to use the net proceeds from the offering of the 2029 Notes for general corporate purposes, adding strength and flexibility to its balance sheet.

Factors Affecting Financial Performance

The Company’s costs are primarily driven by commodity prices, including the price of iron ore, coal, coke, electricity and natural gas, and inflation or other fluctuations in the prices of key raw materials and other inputs essential to our operations can have a substantial impact on our profitability and overall financial performance. Inflationary pressures on commodity raw material inputs can arise from various factors, including global supply and demand dynamics, geopolitical events, natural disasters, trade policies, and currency exchange rate fluctuations. These factors are often beyond our control and can lead to substantial price increases in raw materials, as well as challenges in managing our supply chain and inventory affecting our ability to secure adequate raw material supplies in a timely and cost-effective manner. Increased costs of raw materials can directly erode our profit margins, making it challenging to maintain competitive pricing in the market.

North American steel pricing is largely dependent on global supply and demand, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions.

Global steel production decreased 0.1% in calendar 2023 compared to calendar 2022 to 1,849.7 million metric tonnes. China represents approximately 55% of global crude steel production. (source: Worldsteel Association “December 2023 crude steel production and 2023 global crude steel production total” January 25, 2024). According to the Organization for Economic Cooperation and Development global steel market conditions remain challenging, with the latest forecasts suggesting sluggish demand growth. According to the latest available information, global steelmaking capacity remains high at 2,439.7 million metric tonnes, a level that will exceed demand by slightly more than 500 million metric tonnes. This is the equivalent to over 30 times the size of the Canadian steel industry. Additionally a total of 158.3 million metric tonnes of steel investment projects are either currently underway or in the planning stages around the world.

Overall Results

Net Income (Loss)

The Company’s net income for the three month period ended March 31, 2024 was C$28.0 million compared to net loss of C$20.4 million for the three month period ended March 31, 2023, resulting in a C$48.4 million increase of net income. The increase is primarily due to the change in fair value of the warrant liability (C$34.7 million), the increase in foreign exchange gain (C$15.9 million), the change in fair value of the share-based compensation liability (C$11.7 million), and the change in fair value of the earnout liability (C$6.9 million). This was offset, in part, due to the decrease in income from operations (C$18.6 million), for reasons described below in Income from Operations, and the increase in finance costs (C$4.8 million).

The Company’s net income for the year ended March 31, 2024 was C$105.2 million compared to net income of C$298.5 million for the year ended March 31, 2023, resulting in a C$193.3 million decrease of net income. The decrease is primarily due to a decrease in income from operations (C$123.2 million), for reasons described below in Income from Operations, the decrease in foreign exchange gain (C$39.4 million), the change in fair value of the warrant liability (C$35.6 million), the change in fair value of the share-based compensation liability (C$13.9 million), the increase in finance costs (C$7.7 million) and the change in fair value of the earnout liability (C$6.0 million). This was offset, in part, due to the decrease in income tax expense (C$37.9 million).

Income from Operations

The Company’s income from operations for the three month period ended March 31, 2024 was C$3.1 million compared to income from operations of C$21.7 million for the three month period ended March 31, 2023, a decrease of C$18.6 million. The decrease is primarily due to decreased steel shipments, higher purchased coke use and higher natural gas use resulting from the January 20, 2024 incident, as discussed above in Impact on Operations.

The Company’s income from operations for the year ended March 31, 2024 was C$167.3 million compared to income from operations of C$290.5 million for the year ended March 31, 2023, a decrease of C$123.2 million. The decrease is primarily due to increased cost of sales (C$124.8 million) which was driven by higher purchased coke use and higher natural gas use resulting from the January 20, 2024 incident, as discussed above in Impact on Operations, coupled with higher purchase price of coal. In addition, revenue per ton of steel sold decreased by 3.4%. This was offset, in part, increased steel shipment volume of 4.1% and a decrease in pension and post-employment benefit expenses as result of ratifying the collective bargaining agreements (C$53.3 million) in the year ended March 31, 2023.

Non-IFRS Financial Measures

In this MD&A, we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed under IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported in accordance with IFRS. As described below, the terms “EBITDA,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Adjusted EBITDA per ton,” “Average Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by the Company in evaluating its financial results that are not defined by IFRS.

EBITDA refers to net income or loss before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes. Adjusted EBITDA refers to EBITDA before foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrants, earnout and share-based compensation liabilities, transaction costs and the listing expense incurred in connection with the Merger, past service costs (pension and post-employment benefits), share-based compensation related to the Company’s Omnibus Long Term Incentive Plan and certain inventory write-downs. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to income from operations or any other measure of performance prescribed by IFRS. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA as defined and used by other companies.

We consider EBITDA and Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS measures. These measures are included because we believe they can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results.

For a reconciliation of Adjusted EBIDTA to its most comparable IFRS financial measures, see “Adjusted EBIDTA” presented in this MD&A. Average Net Sales Realization refers to steel revenue less freight revenue per steel tons shipped. Average Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding the geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold refers to cost of steel revenue less freight, depreciation, carbon tax and past service costs for pension and post-employment benefit adjustments (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate our cost of steel products sold on a per ton basis, excluding certain of the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures.

EBITDA, Adjusted EBITDA, Average Net Sales Realization, Cost Per Ton of Steel Products Sold, Adjusted EBITDA margin and Adjusted EBITDA per ton have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

●	they do not reflect cash outlays for capital expenditures or contractual commitments;
●	they do not reflect changes in, or cash requirements for, working capital;
●	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;
●	they do not reflect interest on pension and other post-employment benefit obligations;
●	they do not reflect income tax expense or the cash necessary to pay income taxes; and
●

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements.

In addition, in the case of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted EBITDA per ton:

●	they do not reflect certain non-cash items, including share-based compensation charges and the accounting for warrant, earnout and share-based payment liabilities;
●	they do not reflect the impact of changes resulting from foreign exchange;
●	they do not reflect the impact of carbon tax;
●	they do not reflect the impact of certain inventory write-downs;
●	they exclude certain non-recurring items, such as transaction costs;
●	they do not reflect the impact of past service costs related to pension benefits and post-employment benefits; and
●	they do not reflect the impact of other earnings or charges resulting from matters we believe not to be indicative of our ongoing operations.

Because of these limitations EBITDA, Adjusted EBITDA and the related ratios such as Adjusted EBITDA margin and Adjusted EBITDA per ton should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. In addition, other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures. We compensate for these limitations by relying primarily on our IFRS results using such measures only as a supplement.

Steel Revenue and Cost of Sales

			Three months ended March 31,						Year ended March 31,

				2024		2023				2024		2023

tons

Steel Shipments	i	21.1%		450,966		571,647	h	4.1%		2,085,465		2,002,715

millions of dollars

Revenue	i	8.4%	C$	620.6	C$	677.4	h	0.6%	C$	2,795.8	C$	2,778.5

Less:

Freight included in revenue				(47.6)		(54.1)				(198.3)		(182.4)

Non-steel revenue				(4.9)		(14.1)				(52.2)		(46.0)

Steel revenue	i	6.7%	$	568.1	$	609.2	i	0.2%	C$	2,545.3	C$	2,550.1

Cost of steel revenue	i	5.3%	C$	532.9	C$	562.5	h	4.8%	C$	2,263.0	C$	2,160.2

Depreciation included in cost of steel revenue				(34.6)		(25.6)				(114.7)		(95.0)

Carbon tax included in cost of steel revenue				(6.4)		(2.9)				(24.6)		(7.2)

Past service costs - pension benefits				-		-				-		(44.5)

Past service costs - post-employment benefits				-		-				-		(3.4)

Cost of steel products sold	i	7.9%	C$	491.9	C$	534.0	h	5.7%	C$	2,123.7	C$	2,010.1

dollars per ton

Revenue per ton of steel sold	h	16.1%	C$	1,376	C$	1,185	i	3.4%	C$	1,341	C$	1,387

Cost of steel revenue per ton of steel sold	h	20.1%	C$	1,182	C$	984	h	0.6%	C$	1,085	C$	1,079

Average net sales realization on steel sales (i)	h	18.2%	C$	1,260	C$	1,066	i	4.1%	C$	1,220	C$	1,273

Cost per ton of steel products sold	h	16.8%	C$	1,091	C$	934	h	1.5%	C$	1,018	C$	1,004

(i) Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

Revenue and steel revenue decreased by 8.4% and 6.7%, respectively, and steel shipment volumes decreased by 21.1% during the three month period ended March 31, 2024 as compared to the three month period ended March 31, 2023. The Company’s average NSR on steel sales per ton shipped was C$1,260 for the three month period ended March 31, 2024 (March 31, 2023 - C$1,066), an increase of 18.2%. The overall decrease in revenue and steel revenue is primarily due to the January 20, 2024 incident, as discussed above in Impact on Operations. This was offset, in part, by an increase in average NSR.

Revenue increased by 0.6%, whereas steel revenue decreased by 0.2%, and steel shipment volumes increased by 4.1% during the year ended March 31, 2024 as compared to the year ended March 31, 2023. The Company’s average NSR on steel sales per ton shipped was C$1,220 for the year ended March 31, 2024 (March 31, 2023 - C$1,273), a decrease of 4.1%. The decrease in steel revenue is mainly due to softening steel prices, offset, in part, by increased steel shipment volumes.

For the three month period ended March 31, 2024, the Company’s cost of steel revenue decreased by 5.3% to C$532.9 million (March 31, 2023 - C$562.5 million) and the cost of steel products sold decreased to C$491.9 million (March 31, 2023 – C$534.0 million). The overall decrease in cost of steel revenue is mainly due to decreased steel production which was offset, in part, by higher purchased coke use and higher natural gas use resulting from the January 20, 2024 incident, as discussed above in Impact on Operations.

For the year ended March 31, 2024, the Company’s cost of steel revenue and cost of steel products sold increased by 4.8% to C$2,263.0 million (March 31, 2023 - C$2,160.2 million) and 5.7% to C$2,123.7 million (March 31, 2023 – C$2,010.1 million), respectively. The overall increase is mainly due to increased steel shipment volumes, the impacts of the January 20, 2024 incident, as discussed above in Impact on

Operations, and to an increase in the purchase price of coal.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended March 31, 2024 was C$4.9 million (March 31, 2023 – C$14.1 million). The decrease of C$9.2 million was mainly due to decreased revenue on braize, ore fines, tar and granulated slag.

The Company’s non-steel revenue for the year ended March 31, 2024 was C$52.2 million (March 31, 2023 – C$46.0 million). The increase of C$6.2 million was mainly due to increased revenue on scrap and ore fines.

Administrative and Selling Expenses

	Three months ended				Year ended

	March 31,				March 31,
millions of dollars		2024		2023		2024		2023

Personnel expenses	C$	13.4	C$	10.1	C$	48.5	C$	43.2

Professional, consulting, legal and other fees		4.3		5.9		18.8		20.7

Insurance		6.4		5.4		25.6		21.8

Software licenses		2.1		1.6		5.9		5.2

Amortization of intangible assets and non-production assets		0.1		-		0.3		0.3

Other administrative and selling		5.8		2.0		15.9		8.1

	C$	32.1	C$	25.0	C$	115.0	C$	99.3

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended March 31, 2024, were C$32.1 million (March 31, 2023 - C$25.0 million). The increase in administrative and selling expenses of C$7.1 million is mainly due to an increase in personnel expenses (C$3.3 million), provision for uncollectible accounts receivable (C$3.1 million), insurance (C$1.0 million) and software licenses (C$0.5 million). This was offset, in part, by a decrease in professional, consulting, legal and other fees (C$1.6 million).

For the year ended March 31, 2024, the Company’s administrative and selling expenses were C$115.0 million (March 31, 2023 - C$99.3 million). The increase in administrative and selling expenses of C$15.7 million is mainly due to an increase in other administrative and selling (C$7.8 million), personnel expenses (C$5.3 million) and insurance (C$3.8 million). This was offset, in part, by a decrease in professional, consulting, legal and other fees (C$1.9 million).

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s Revolving Credit Facility and interest cost on the financing arrangement described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance costs also include the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts and changes in the discount rate on the Company’s environmental liabilities.

	Three months ended March 31,				Year ended March 31,
millions of dollars	2024		2023		2024		2023
Interest on the Revolving Credit Facility	C$	-	C$	0.1	C$	-	C$	0.2
Interest on financing arrangement		0.2		-		0.2		-
Revaluation of discount rate for environmental liabilities		3.8		-		3.8		-
Revolving Credit Facility fees		1.0		0.7		2.9		2.5
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		4.1		3.7		16.4		14.4
Other interest expense		0.6		0.4		2.3		0.8

	C$	9.7	C$	4.9	C$	25.6	C$	17.9

As illustrated in the table above, the Company’s finance costs for the three month period ended March 31, 2024 were C$9.7 million (March 31, 2023 - C$4.9 million). The increase of C$4.8 million in finance costs is primarily due to the revaluation of the environmental liabilities (C$3.8 million). Furthermore, there was an increase in accretion of government loan benefits (C$0.4 million).

For the year ended March 31, 2024, the Company’s finance costs were C$25.6 million (March 31, 2023 - C$17.9 million). The increase of C$7.7 million in finance costs is primarily due to the revaluation of the environmental liabilities (C$3.8 million), accretion of government loan benefits (C$2.0 million), provincial government loan interest (C$0.6 million), revolving credit facility fees (C$0.4 million) and interest on financing arrangement (C$0.2 million).

The Company’s finance income for the three month period ended March 31, 2024, was C$1.2 million (March 31, 2023 – C$2.9 million). The decrease of C$1.7 million in finance income is primarily due to a reduction in deposits.

The Company’s finance income for the year ended March 31, 2024, was C$10.0 million (March 31, 2023 – C$13.3 million). The decrease of C$3.3 million in finance income is primarily due to a reduction in deposits, offset in part by higher interest rates.

The Company’s interest on pension and other post-employment benefit obligations for the three and twelve month periods ended March 31, 2024 was C$4.9 million and C$19.3 million, respectively, compared to C$4.8 million and C$17.2 million, respectfully, for the three and twelve month periods ended March 31, 2023, due to an increase in discount rates as at March 31, 2023 that was used to determine the 2024 fiscal year pension benefit expense and the impact of the signing of the Collective Bargaining Agreement (“CBA”) on August 1, 2022 that increased the obligations.

The Company’s foreign exchange gain for the three month period ended March 31, 2024 was C$15.8 million (March 31, 2023 – loss of C$0.1 million). The foreign exchange gain for the year ended March 31, 2024 was C$1.7 million (March 31, 2023 –C$41.1 million). These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

Pension and Post-Employment Benefits

millions of dollars	Three months ended March 31,				Year ended March 31,
	2024		2023		2024		2023

Recognized in income before income taxes:

Pension benefits expense	C$	6.5	C$	6.2	C$	25.4	C$	73.3

Post-employment benefits expense		3.4		3.3		13.7		16.7

	C$	9.9	C$	9.5	C$	39.1	C$	90.0

Recognized in other comprehensive income (pre-tax):

Pension benefits loss (gain)	C$	4.4	C$	(33.9)	C$	46.3	C$	9.0

Post-employment benefits (gain) loss		(8.8)		5.8		3.3		(22.8)

	C$	(4.4)	C$	(28.1)	C$	49.6	C$	(13.8)

	C$	5.5	C$	(18.6)	C$	88.7	C$	76.1

As illustrated in the table above, the Company’s pension expense for the three month periods ended March 31, 2024 and March 31, 2023 were C$6.5 million and C$6.2 million, respectively, representing an increase of C$0.3 million. The Company’s post-employment benefit expense for the three month periods ended March 31, 2024 and March 31, 2023 were C$3.4 million and C$3.3 million, respectively, representing an increase of C$0.1 million.

For the years ended March 31, 2024 and March 31, 2023, the Company’s pension expense was C$25.4 million and C$73.3 million, respectively, representing a decrease of C$47.9 million. The Company’s post-employment benefit expense for the years ended March 31, 2024 and March 31, 2023 were C$13.7 million and C$16.7 million, respectively, representing a decrease of C$3.0 million. The decrease in pension expense and post-employment benefit expense are due to ratifying the CBA in August 2022 that extended indexation to July 1, 2027 that resulted in a past service cost of C$49.5 million and C$3.8 million, respectively. In addition, the change is also a result of an increase in discount rates as at March 31, 2023 that were used to determine the 2024 fiscal year pension expense and post-employment benefit expense.

As disclosed in Note 3 to the March 31, 2024 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss).

For the three month period ended March 31, 2024, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$4.4 million (March 31, 2023 - C$28.1 million), a difference of C$23.7 million. The change is primarily due to a decrease in discount rates.

For the year ended March 31, 2024, the Company recorded actuarially determined loss to the combined accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$49.6 million (March 31, 2023 – gain of C$13.8 million), a difference of C$63.4 million, for reasons mentioned above.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. Since the introduction of the Carbon Tax Act, Ontario’s Emissions Performance Standards (EPS) program was developed to regulate GHG emissions from large industrial facilities by setting emissions limits that are the basis for the compliance obligations of those facilities. The program was developed as an alternative to the federal output-based pricing system (OBPS). The EPS program came into full effect on January 1, 2022 and Algoma is now subject to compliance under the EPS.

For the three month period ended March 31, 2024, total Carbon Tax recognized in cost of sales was C$6.4 million (March 31, 2023 - C$2.9 million). The change is mainly due to an increase in carbon tax per ton. Carbon Tax is primarily a function of the volume of our production.

For the year ended March 31, 2024, total Carbon Tax recognized in cost of sales was C$24.6 million (March 31, 2023 – C$7.2 million). The change in carbon tax is due to an increase in carbon tax per ton and a true-up of the estimated cost in the twelve month period ended March 31, 2024.

Income Taxes

For the three month period ended March 31, 2024, the Company’s deferred income tax recovery and current income tax expense were (C$5.3) million and C$6.3 million, respectively, compared to deferred income tax recovery and current income tax expense of (C$0.8) million and C$6.2 million, respectively, for the three month period ended March 31, 2023.

For the year ended March 31, 2024, the Company’s deferred income tax expense and current income tax expense were C$1.1 million and C$38.6 million, respectively, compared to deferred income tax recovery and current income tax expense of (C$12.0) million and C$89.6 million, respectively, for the year ended March 31, 2023 due to net income before tax of C$144.9 million for the year ended March 31, 2024, compared to income before tax of C$376.1 million for the year ended March 31, 2023.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

As at March 31, 2024, there were 104,103,072 common shares issued and outstanding, and no preferred shares issued and outstanding.

Warrants

As at March 31, 2024, 24,179,000 Warrants remain outstanding with an estimated fair value of $1.37 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$44.9 million ($33.1 million) (March 31, 2023 - C$57.3 million; $42.3 million) in warrant liability on the consolidated statements of financial position. For the year ended March 31, 2024, a gain of C$12.1 million (March 31, 2023 – C$47.7 million) on change in the fair value of the warrant liability is presented in the consolidated statements of net income. The Warrants will expire on the fifth anniversary of the merger transaction which was completed on October 19, 2021.

Earnout

As at March 31, 2024, 1,196,157 earnout rights remain outstanding with an estimated fair value of $8.49 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$13.8 million ($10.2 million) (March 31, 2023 - C$16.8 million; $12.4 million) was recognized on the consolidated statements of financial position. For the year ended March 31, 2024, earnout rights were settled for cash totalling C$2.5 million (March 31, 2023 – nil). Loss on change in the fair value of the earnout liability for the year ended March 31, 2024 of C$0.1 million is presented in the consolidated statements of net income (March 31, 2023 – gain of C$5.9 million).

Continuity of earnout rights are as follows:

	March 31, 2024	March 31, 2023

Opening balance	1,537,184	1,616,305

Dividend equivalents and other adjustments	37,534	46,802

Vested and settled	(378,561)	(125,923)

Ending balance	1,196,157	1,537,184

Replacement Long Term Incentive Plan (“LTIP”)

As at March 31, 2024, 2,776,868 Replacement LTIP Awards remain outstanding with an estimated fair value of $8.49 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$31.9 million ($23.6 million) (March 31, 2023 - C$33.5 million; $24.7 million) in share-based payment compensation liability on the consolidated statements of financial position. For the year ended March 31, 2024, there were no Replacement LTIP units settled for cash (March 31, 2023 – C$4.6 million). Loss on change in the fair value of the share-based payment compensation liability for the year ended March 31, 2024 of C$1.2 million is presented in the consolidated statements of net income (March 31, 2023 – gain of C$12.7 million).

Continuity of Replacement LTIP units are as follows:

	March 31, 2024	March 31, 2023
Opening balance	3,059,643	3,232,628
Dividend equivalents and other adjustments	74,126	93,201
Vested and settled	(356,900)	(266,186)

Ending balance	2,776,868	3,059,643

Omnibus Long Term Incentive Plan (“LTIP”)

Deferred share units (“DSUs”)

	March 31, 2024	March 31, 2023
Opening balance	215,628	54,558
Granted	187,549	156,629
Dividend equivalents and other adjustments	12,511	4,441
Vested and settled	(70,920)	-

Ending balance	344,768	215,628

For the year ended March 31, 2024, the Company recorded a share-based payment compensation expense of C$2.2 million (March 31, 2023 - C$1.7 million) in administrative and selling expense on the consolidated statements of net income and contributed deficit on the consolidated statements of financial position.

Restricted share units (“RSU”) FY2023 and FY2024 Plans

	March 31, 2024	March 31, 2023
Opening balance	144,682	-
Granted based on achievement of service and performance conditions	457,935	141,203
Dividend equivalents and other adjustments, net of cancellations and forfeitures	4,635	3,479

Ending balance	607,252	144,682

Performance share units (“PSU”) FY2023 and FY2024 Plans

	March 31, 2024	March 31, 2023
Opening balance	178,407	-
Granted based on achievement of service and performance conditions	78,821	164,667
Dividend equivalents and other adjustments, net of cancellations and forfeitures	(25,331)	13,740

Ending balance	231,898	178,407

For the year ended March 31, 2024, the Company recorded share-based payment compensation expense of C$3.0 million in administrative and selling expenses on the consolidated statements of net income and contributed deficit on the consolidated statements of financial position (March 31, 2023 - C$2.2 million).

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net income (loss) for the periods indicated:

		Three months ended March 31,				Year ended March 31,
millions of dollars		2024		2023		2024		2023
Net income (loss)	C$	28.0	C$	(20.4)	C$	105.2	C$	298.5
Depreciation of property, plant and equipment and amortization of intangible assets		34.8		25.6		115.0		95.3
Finance costs		9.6		4.9		25.6		17.9
Interest on pension and other post-employment benefit obligations		4.9		4.8		19.3		17.2
Income taxes		1.0		5.4		39.7		77.6
Foreign exchange (gain) loss		(15.8)		0.1		(1.7)		(41.1)
Finance income		(1.2)		(2.9)		(10.0)		(13.3)
Inventory write-downs (depreciation on property, plant and equipment in inventory)		(3.9)		(3.8)		(0.5)		1.1
Carbon tax		6.4		2.9		24.6		7.2
(Decrease) increase in fair value of warrant liability		(15.3)		19.4		(12.1)		(47.7)
(Decrease) increase in fair value of earnout liability		(3.4)		3.5		0.1		(5.9)
(Decrease) increase in fair value of share-based payment compensation liability		(4.8)		6.9		1.2		(12.7)
Share-based compensation		1.2		1.5		6.3		4.9
Past service costs - pension benefits		-		-		-		49.5
Past service costs - post-employment benefits		-		-		-		3.8

Adjusted EBITDA (i)	C$	41.5	C$	47.9	C$	312.7	C$	452.3

Net Income (Loss) Margin		4.5%		(3.0%)		3.8%		10.7%

Net Income (Loss) / ton	C$	62.1	C$	(35.7)	C$	50.4	C$	149.0

Adjusted EBITDA Margin (ii)		6.7%		7.1%		11.2%		16.3%

Adjusted EBITDA / ton	C$	92.0	C$	83.8	C$	149.9	C$	225.9

(i) See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.

(ii) Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended March 31, 2024 decreased by C$6.4 million or 13% from the three month period ended March 31, 2023, and Adjusted EBITDA margin decreased 0.4%

commensurately. The decrease was driven mainly by a decline in steel shipments of 21% or 120,681 tons, resulting from the January 20, 2024 incident, as discussed above in Impact on Operations. The incident also had the effect of increasing cost per ton of steel products sold, however this impact was partially mitigated by actions taken to reduce costs during the outage, including a temporary partial layoff of unionized workers. In contrast, Adjusted EBITDA / ton increased by C$8 / ton or 10%, driven by an increase in NSR of C$194 / ton or 18%. Stronger steel market conditions, combined with improvements in value-add product mix, including higher volume of plate sales, drove higher NSR. Despite lower shipment volume, the higher NSR produced higher Adjusted EBITDA / ton, and lessened the impact of lower shipment volume and higher cost on Adjusted EBITDA and Adjusted EBITDA margin.

Adjusted EBITDA for the year ended March 31, 2024 decreased by C$139.6 million or 31% from the year ended March 31, 2023, despite an increase in steel shipments of 4% or 82,750 tons. Adjusted EBITDA margin decreased by 5.1% and EBITDA / ton decreased by C$76 / ton or 34% commensurately. The decrease was driven primarily by a decline in NSR of C$53 / ton or 4%, coupled with increased cost per ton of steel products sold in part resulting from the January 20, 2024 incident, as discussed above in Impact on Operations, and in part due to an increase in the purchase price of coal, as discussed above in Steel Revenue and Cost of Sales.

Financial Resources and Liquidity

Summary of Cash Flows

		Three months ended March 31,				Year ended March 31,

millions of dollars		2024		2023		2024		2023
Cash, beginning of period	C$	94.7	C$	244.7	C$	247.4	C$	915.3
Cash generated by (used in):
Operating activities		121.2		95.4		294.9		177.3
Investing activities		(120.4)		(103.4)		(490.1)		(371.1)
Financing activities		0.3		12.6		44.4		(532.0)
Effect of exchange rate changes on cash		2.1		(1.9)		1.3		57.9

Increase (decrease) in cash	C$	3.2	C$	2.7	C$	(149.5)	C$	(667.9)

Cash, end of period	C$	97.9	C$	247.4	C$	97.9	C$	247.4

As illustrated in the table above, the generation of cash for the three month period ended March 31, 2024 was C$3.2 million (March 31, 2023 – C$2.7 million). The increase in the generation of cash for the three month period ended March 31, 2024, as compared to the three month period ended March 31, 2023, was C$0.5 million. Cash generated by operating activities increased by C$25.8 million for reasons described below, and the effect of exchange rate changes on cash increased by C$4.0 million. This was offset, in part, by the C$17.0 million increase in cash used in investing activities and the C$12.3 million decrease in cash generated by financing activities, for reasons described below.

For the year ended March 31, 2024, the use of cash was C$149.5 million (March 31, 2023 – C$667.9 million). The decrease in the use of cash for the year ended March 31, 2024, as compared to the year ended March 31, 2023, was C$518.4 million, and is the result of the common shares repurchased and cancelled in the year ended March 31, 2023 (C$553.2 million). More details concerning the various elements of cash generated and used for the periods being reported herein are provided below.

Cash Flow Generated by Operating Activities

For the three month period ended March 31, 2024, the cash generated by operating activities was C$121.2 million (March 31, 2023 – C$95.4 million). The increase in cash generated by operating activities for the three month period ended March 31, 2024 was due primarily to the net change in non-cash working capital (increased by C$31.8 million), for reasons described below.

For the year ended March 31, 2024, the cash generated by operating activities was C$294.9 million (March 31, 2023 – C$177.3 million). The increase in cash generated by operating activities for the year ended March

31, 2024 was due primarily to the net change in non-cash working capital (increased by C$211.8 million). This was offset, in part, by the decrease in income from operations (decreased by C$123.2 million), for reasons described above.

Further impacting cash used in operating activities is the net effect from changes in non-cash working capital as presented below:

	Three months ended March 31,				Year ended March 31,
millions of dollars	2024		2023		2024		2023
Accounts receivable	C$	38.8	C$	(42.5)	C$	45.5	C$	119.5
Inventories		99.8		186.5		(80.4)		(187.8)
Prepaid expenses, deposits and other current assets		(28.6)		(1.4)		14.9		22.8
Accounts payable and accrued liabilities		(35.2)		(23.4)		57.6		(76.6)
Taxes payable and accrued taxes		9.3		(57.8)		(4.5)		(58.3)
Derivative financial instruments (net)		-		(9.1)		-		1.7

Total	C$	84.1	C$	52.3	C$	33.1	C$	(178.7)

Cash Flow Used In Investing Activities

For the three month period and year ended March 31, 2024, cash used in investing activities was C$120.4 million and C$490.1 million, respectively (March 31, 2023 – C$103.4 million and C$371.1 million, respectively).

For the three month period ended March 31, 2024, property, plant and equipment were acquired at a total cost of C$120.4 million (March 31, 2023 - C$103.4 million).

For the year ended March 31, 2024, property, plant and equipment were acquired at a total cost of C$490.1 million (March 31, 2023 - C$371.1 million).

For the three month period and year ended March 31, 2024, the Company had additions to property under construction for the EAF project of C$52.9 million and C$257.7 million, respectively (March 31, 2023 – C$68.1 million and C$253.3 million, respectively), excluding the benefits from government loans; in addition, the Company has issued $72.1 million in letters of credit related to equipment fabrication and delivery of which $47.0 million has been released in accordance with the terms. As at March 31, 2024, since inception of the project the Company had additions to property under construction for the EAF project of C$562.8 million, excluding government loans received.

For the three month period and year ended March 31, 2024, the Company had additions to property under construction for the plate mill modernization project of C$0.6 million and C$60.7 million, respectively (March 31, 2023 – C$8.0 million and C$33.1 million, respectively). As at March 31, 2024, since inception of the project the Company had additions for the plate mill modernization project of C$137.4 million, excluding government loans received.

Cash Flow Used In Financing Activities

For the three month period ended March 31, 2024, cash generated by financing activities was C$0.3 million (March 31, 2023 – C$12.6 million). The decrease in cash generated by financing activities of C$12.3 million is primarily due to decreased governmental loans received (C$17.6 million). This was offset, in part, by repayments in excess of funds advanced for bank indebtedness (C$5.4 million).

For the year ended March 31, 2024, cash generated by financing activities was C$44.4 million (March 31, 2023 – cash used C$532.0 million). The increase in cash generated by financing activities of C$576.4 million is primarily due the common shares repurchased and cancelled in the year ended March 31, 2023 (C$553.2 million) and increase in governmental loans received (C$11.5 million) in the year ended March 31, 2024.

Selected Annual Information

millions of dollars (except per share amounts)	FY2024		FY2023		FY2022

Revenue	C$	2,795.8	C$	2,778.5	C$	3,806.0

Income from operations	C$	167.3	C$	290.5	C$	1,411.0

Net income	C$	105.2	C$	298.5	C$	857.7

Net income per common share - basic	C$	0.97	C$	2.43	C$	8.53

Net income per common share - diluted	C$	0.70	C$	1.71	C$	7.75

Cash dividend per common share		$0.05		$0.05		$0.05

Common share dividends declared and paid	C$	27.9	C$	30.7	C$	9.3

Total assets	C$	2,676.0	C$	2,455.6	C$	2,693.6

Total non-current financial liabilities (governmental loans)	C$	127.4	C$	110.4	C$	85.2

Revenue

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s revenue for the fiscal years ended March 31, 2024 and March 31, 2023 were C$2,795.8 million and C$2,778.5 million, respectively, an increase of C$17.3 million. Refer to the above section Steel Revenue and Cost of Sales for a discussion comparing the year-over-year changes.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s revenue for the fiscal years ended March 31, 2023 and March 31, 2022 were C$2,778.5 million and C$3,806.0 million, respectively, a decrease of C$1,027.5 million. Steel revenue decreased by 28.1% and steel shipment volumes decreased by 12.8% during the year ended March 31, 2023, as compared to the year ended March 31, 2022. This decrease was due mainly to weakening market conditions compared to the year ended March 31, 2022.

Income from operations

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s income from operations for the fiscal years ended March 31, 2024 and March 31, 2023 were C$167.3 million and C$290.5 million, respectively, a decrease of C$123.2 million. Refer to the above section Income from Operations for a discussion comparing the year-over-year changes.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s income from operations for the fiscal years ended March 31, 2023 and March 31, 2022 were C$290.5 million and C$1,411.0 million, respectively, a decrease of C$1,120.5 million. This decrease was due mainly to a decrease in steel revenue (C$998.7 million), primarily as a result of weakening market conditions, and an increase in the cost of steel revenue (C$105.6 million) which is mainly due to the replacement of internally produced coke with purchased coke and the increase in the purchase price of key inputs such as coal, natural gas and alloys. Also contributing to the negative variance was the ratification of the collective bargaining agreements, which resulted in increased pension and post-employment benefit expenses (C$53.3 million) compared to the prior year.

Net income

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s net income for the fiscal years ended March 31, 2024 and March 31, 2023 were C$105.2 million and C$298.5 million, respectively, a decrease of C$193.3 million. Refer to the above section Net Income for a discussion comparing the year-over-year changes.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s net income for the fiscal years ended March 31, 2023 and March 31, 2022 were C$298.5 million and C$857.7 million, respectively, a decrease of C$559.2 million. The decrease is mostly driven by lower steel pricing and lower steel shipment volume, higher cost of steel revenue, the replacement of internally produced coke with purchased coke and the increase in the purchase price of key inputs such as coal, natural gas and alloys. Also contributing to the negative variance was the ratification of the collective bargaining agreements, which resulted in increased pension and post-employment benefit expenses (C$53.3 million) compared to the prior year. The comparative decrease in net income is partly offset by listing expense (C$235.6 million) and transaction costs (C$26.5 million) pertaining to the Merger transaction which only impacted the year ended March 31, 2022.

Total assets

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s total assets for the fiscal years ended March 31, 2024 and March 31, 2023 were C$2,676.0 million and C$2,455.6 million, respectively, an increase of C$220.4 million. This increase was due primarily to the increase in property, plant and equipment (C$325.3 million), primarily as a result of the EAF and PMM projects, and by an increase in inventory (C$85.1 million). This was offset, in part, by a decrease in cash (C$149.5 million), as discussed above in Summary of Cash Flows, and a decrease in accounts receivable (C$44.5 million).

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s total assets for the fiscal years ended March 31, 2023 and March 31, 2022 were C$2,455.6 million and C$2,693.6 million, respectively, a decrease of C$238.0 million. This decrease was due primarily to the decrease in cash (C$667.9 million) and due to the decrease in trade accounts receivable (C$111.7 million). This was offset, in part, by an increase in property, plant and equipment (C$307.6 million), primarily as a result of the EAF and PMM projects and by an increase in inventory (C$242.7 million).

Total non-current liabilities

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s total non-current liabilities for the fiscal years ended March 31, 2024 and March 31, 2023 were C$127.4 million and C$110.4 million, respectively, an increase of C$17.0 million. This increase was due to additional claims under the Federal SIF EAF Loan.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

The Company’s total non-current liabilities for the fiscal years ended March 31, 2023 and March 31, 2022 were C$110.4 million and C$85.2 million, respectively, an increase of C$25.2 million. This increase was due to additional claims under the Federal SIF EAF Loan.

Capital Resources - Financial Position and Liquidity

The Company anticipates making approximately C$100 million of capital expenditures annually in order to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments and using the cash received as a result of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities are expected to avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term to meet its planned growth or to fund development activities.

As at March 31, 2024, the Company had cash of C$97.9 million (March 31, 2023 - C$247.4 million), and had unused availability under its Revolving Credit Facility of C$347.1 million ($256.2 million) after taking into account C$59.1 million ($43.6 million) of outstanding letters of credit. At March 31, 2023, the Company had drawn C$1.9 million ($1.4 million), and there was C$279.2 million ($206.3 million) of unused availability after taking into account C$57.3 million ($42.3 million) of outstanding letters of credit.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At March 31, 2024, there was C$0.3 million ($0.2 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at March 31, 2024, the Company has complied with these requirements.

On November 30, 2018, the Company secured the following debt financing:

•

$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023 subsequently increased to $300.0 million in May 2023, with maturity date of May 2028 (the “Revolving Credit Facility”). The interest rate is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. On March 25, 2024, the Company amended the agreement and will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2027 and ending on April 30, 2034.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF EAF Loan are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

On November 26, 2021, the Company, together with the Government of Canada, entered into an agreement of which a benefit of up to C$420.0 million would flow to the Company in the form of a loan up to C$200.0 million from the SIF and a loan up to C$220.0 million from the CIB. Under the terms of the Federal SIF EAF Loan, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and June 30, 2025. Annual repayments of the Federal SIF EAF Loan will be scalable based on the Company’s GHG emission performance.

Pursuant to its terms, the CIB credit availability was reduced as a result of share repurchases and dividends paid by the Company, and the loan was undrawn as of March 31, 2024 with limited credit availability remaining. Given that the Company did not expect to draw on the CIB Loan, the parties agreed to terminate the agreement on March 7, 2024.

On December 7, 2023, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of C$11.7 million. The financing arrangement bears interest at 7.5% with monthly payments of C$0.1 million. At March 31, 2024, current portion totalling C$0.9 million is presented in current portion of other long-term liabilities on the consolidated statements of financial position.

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of $350.0 million of 2029 Notes. The 2029 Notes and related guarantees are secured by ASI’s immediate parent company and all of ASI’s subsidiaries on a second-priority liens basis over all assets that are now owned or hereafter acquired by the Company or any of the guarantors, subject to permitted liens and certain other exclusions described in the indenture governing the 2029 Notes. Interest payments commence October 15, 2024 and will be made each April 15 and October 15, thereafter. ASI intends to use the net proceeds from the offering of the 2029 Notes for general corporate purposes, adding strength and flexibility to its balance sheet.

During the three month period and year ended March 31, 2024, the Company declared ordinary dividends to common shareholders in the aggregate amount of C$7.1 million and C$27.9 million, respectively (March 31, 2023 - C$7.1 million and C$30.7 million, respectively), which were paid and recorded as a distribution through retained earnings.

Record date	Payment date	Total Dividends on Common Stock

July 5, 2023	July 24, 2023	C$	7.0

August 25, 2023	September 29, 2023		6.9

November 30, 2023	December 29, 2023		6.9

February 29, 2024	March 28, 2024		7.1

		C$	27.9

Normal Course Issuer Bid

On March 3, 2022, the Company commenced a normal course issuer bid (the “NCIB”) after receiving regulatory approval from the Toronto Stock Exchange. Pursuant to the NCIB, the Company was authorized to acquire up to a maximum of 7,397,889 of its shares, or 5% of its 147,957,790 issued and outstanding shares as of February 18, 2022, subject to a daily maximum of 16,586 shares. The common shares were available for purchase and cancellation commencing on March 3, 2022 until June 14, 2022 at which time the NCIB was suspended with the launch of the Substantial Issuer Bid (“SIB”). The NCIB resumed after the completion of the SIB and the Company was permitted to acquire shares thereunder until March 2, 2023 under the same terms and conditions.

As at March 31, 2023, the Company purchased and cancelled 3,363,662 common shares at a weighted average book value of C$9.25 ($7.30) per share for a total purchase price of approximately C$37.1 million ($28.6 million). The excess of the purchase price paid over the carrying value of the common shares purchased totalling C$5.7 million, was recognized as an increase to retained earnings.

The Company renewed its NCIB to acquire a maximum of 5,178,394 of its shares, or approximately 5% of its 103,567,884 issued and outstanding shares as of February 28, 2023, subject to a daily maximum of 50,984 shares. The NCIB commenced March 6, 2023 and terminated on March 5, 2024. As at March 31, 2024 and March 31, 2023, the Company has not made any purchases under its renewed NCIB.

Substantial Issuer Bid

On June 21, 2022, the Company commenced a substantial issuer bid in Canada (collectively the “Offer”) to purchase for cancellation up to $400 million of its common shares. The Offer expired on July 27, 2022, and proceeded by way of a “modified Dutch auction”, whereby, shareholders who chose to participate in the Offer could individually select the price, within a price range of not less than $8.75 and not more than $10.25 per share (in increments of $0.10 per share), at which they tender their shares to the Offer. Upon expiry of the Offer, the Company determined the lowest purchase price that allowed it to purchase the maximum number of shares properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding $400 million.

On July 27, 2022, 41,025,641 common shares at a weighted average book value of C$9.11 ($7.33) per share were purchased for cancellation at $9.75 per share, for an aggregate amount of $400 million. As a result, the Company subsequently adjusted the number of common shares and the reduction to retained earnings to actual. The excess of the purchase price over the carrying value of the shares purchased totalling C$127.4 million ($99.3 million) was recognized as a reduction to retained earnings. The Company incurred transaction costs of C$1.1 million related to the SIB which were recorded within capital stock.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at March 31, 2024, the Company’s undiscounted obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the March 31, 2024, Canadian/US dollar exchange rate of $1.00 = C$0.7380 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	0.3	C$	0.3	C$	-	C$	-	C$	-
Governmental loans		254.2		16.2		25.0		61.7		151.3
Financing arrangement		11.3		0.9		1.0		9.4		-
Purchase obligations - non-capital		1,119.7		757.5		362.2		-		-
Purchase obligations - capital		181.8		181.8		-		-		-
Environmental liabilities		66.6		3.1		4.3		12.9		46.3
Lease obligations		10.0		2.3		2.1		5.6		-

Total	C$	1,643.9	C$	962.1	C$	394.6	C$	89.6	C$	197.6

Purchase obligations - non-capital, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. Most of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations. Purchase obligations – capital, represent the Company’s contractual obligations across the periods indicated above for the Electric Arc Furnace and Plate Mill Modernization capital projects.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At March 31, 2024, the Company had C$59.1 million ($43.6 million) (March 31, 2023 - C$57.3 million ($42.3 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At March 31, 2024, the Company’s net obligation in respect of its defined benefit pension plans was C$238.0 million (March 31, 2023 - C$184.0 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$229.5 million (March 31, 2023 – C$222.9 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at March 31, 2024, there were no transactions, ongoing contractual or other commitments with related parties, except for remuneration of the Company’s key management personnel.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, warrant liability, earnout liability, long-term governmental loans and other financing arrangements.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Notes 29 to the March 31, 2024 consolidated financial statements.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at March 31, 2024 is the carrying amount of accounts receivable of C$246.7 million (March 31, 2023 - C$291.2 million). At March 31, 2024, there was one customer account greater than 10% of the carrying amount of accounts receivable. At March 31, 2023, there was no customer account greater than 10% of the carrying amount of accounts receivable. As at March 31, 2024, C$6.2 million, or 2.5% (March 31, 2023 - C$2.0 million, or 0.7%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at March 31, 2024 was C$3.1 million (March 31, 2023 - C$0.5 million), as disclosed in Note 12 to the March 31, 2024 consolidated financial statements.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. There have been no changes to the Company’s objectives and processes for capital management, including the management of long-term debt, as described in Note 5 to the March 31, 2024 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. As disclosed in Note 19 to the March 31, 2024 consolidated financial statements, during the three and twelve month periods ended March 31, 2024, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel however was a party to agreements during the three and twelve month periods ended March 31, 2023. These activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and twelve month periods ended March 31, 2024 and March 31, 2023, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by approximately nil.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 25 to the March 31, 2024 consolidated financial statements. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less as disclosed in Note 19 to the March 31, 2024 consolidated financial statements to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel. At March 31, 2024 and March 31, 2023, the Company had no commodity-based swap contracts.

Critical Accounting Estimates

As disclosed in Note 4 to the March 31, 2024 consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 3 to the March 31, 2024 consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and Intangible assets

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different. As a result of the Company changing to EAF to replace the existing blast furnace and basic oxygen steelmaking operations, the Company has been reviewing the useful lives for those assets expected to be decommissioned once the EAF is operational. Effective October 1, 2023, there was sufficient evidence to support a change in the useful lives of machinery, equipment and buildings involved in blast furnace steelmaking operations. The remaining useful lives of this machinery, equipment and buildings have been adjusted to be fully depreciated by December 31, 2029. As a result of this change in estimate, depreciation for the year ended March 31, 2024 has increased by C$12.5 million. It is expected that there will be a quarterly impact of approximately C$6.1 million to C$6.4 million until December 31, 2029.

Impairment of property, plant and equipment and Intangible assets

Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.

Defined Benefit Retirement Plans

The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

Material Accounting Policies

The Company’s consolidated financial statements have been prepared using consistent accounting policies described in Note 3 to the Company’s annual consolidated financial statements for the years ended March 31, 2024 and 2023.

New IFRS Standards, Amendments and Interpretations adopted as of April 1, 2023 (effective January 1, 2023)

The Company adopted the following amendments which did not have a material impact on the consolidated financial statements:

Amended Disclosure for Accounting Policies

IAS 1 “Presentation of Financial Statements” was amended with the intention to help companies provide useful accounting policy disclosures. The key amendments include the requirement to disclose material accounting policy information rather than significant accounting policies, clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

Amended Scope of Recognition

IAS 12 “Income Taxes” was amended to narrow the scope of recognition exemption in paragraphs 15 and 24 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences.

Definition of Accounting Estimates

IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” was amended to introduce the definition of an accounting estimate and includes other amendments to assist entities to distinguish changes in accounting estimates from changes in accounting policies.

Assessments and Changes in Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s internal control over financial reporting (as defined in the applicable U.S. and Canadian securities laws) as of March 31, 2024 and based on that assessment concluded that, as of March 31, 2024, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter or year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of March 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of March 31, 2024.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2024								2023								2022
As at and for the three months ended[1]	Q4		Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4
Financial results
Total revenue	C$	620.6	C$	615.4	C$	732.6	C$	827.2	C$	677.4	C$	567.8	C$	599.2	C$	934.1	C$	941.8
Steel products		568.1		556.9		665.8		754.5		609.2		512.0		551.5		877.4		879.9
Non-steel products		4.9		10.4		16.4		20.5		14.1		12.1		8.2		11.6		13.9
Freight		47.6		48.1		50.4		52.2		54.1		43.7		39.5		45.1		48.0
Cost of sales		585.4		623.8		664.8		639.5		630.7		611.8		569.4		576.8		603.2
Administrative and selling expenses		32.1		28.5		31.0		23.4		25.0		21.7		24.2		28.4		28.0
Income (loss) from operations		3.1		(36.9)		36.8		164.3		21.7		(65.7)		5.6		328.9		310.6
Net income (loss)		28.0		(84.8)		31.1		130.9		(20.4)		(69.8)		87.2		301.4		242.9

Adjusted EBITDA	C$	41.5	C$	(1.0)	C$	81.0	C$	191.2	C$	47.9	C$	(35.9)	C$	82.7	C$	357.7	C$	334.4

Per common share (diluted)[3]
Net income (loss)	C$	0.10	C$	(0.78)	C$	0.24	C$	0.85	C$	(0.2)	C$	(0.6)	C$	0.36	C$	1.49	C$	1.45

Financial position
Total assets	C$	2,676.0	C$	2,651.6	C$	2,713.1	C$	2,627.8	C$	2,455.6	C$	2,549.0	C$	2,716.0	C$	3,070.5	C$	2,693.6
Total non-current liabilities		745.1		744.3		660.1		665.0		650.0		663.4		693.3		618.0		573.5

Operating results
Average NSR	C$	1,260	C$	1,079	C$	1,213	C$	1,323	C$	1,066	C$	1,116	C$	1,266	C$	1,632	C$	1,608
Adjusted EBITDA per nt2		92.0		(1.9)		147.5		335.8		83.8		(78.3)		189.9		665.4		611.1

Shipping volume (in thousands of nt)
Sheet		381		453		485		498		505		421		411		485		486
Plate		69		59		64		70		66		37		23		52		61
Slab		-		4		-		2		1		1		-		-		-

1 - Period end date refers to the following: “Q4” - March 31, “Q3” - December 31, “Q2” - September 30 and “Q1” - June 30.

2 - The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.

3 - Pursuant to the Merger with Legato, on October 19, 2021, the Company effected a reverse stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issused 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,364,262 common shares as at March 31, 2023.

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

During Q-1 Fiscal 2024, the Company converted 35,379 DSUs to common shares. During Q-3 Fiscal 2024, Replacement LTIP and Earnout units were exercised resulting in the issuance of 435,232 common shares. During Q-4 Fiscal 2024, the Company converted 64,577 DSUs to common shares. At March 31, 2024, 104,103,072 common shares were outstanding.

Trend Analysis

The Company’s financial performance for the fourth quarter of fiscal year end 2024 (“Q4 2024”) increased from the third quarter of fiscal year end 2024 (“Q3 2024”), primarily due to an increase in Adjusted EBITDA per net ton (“nt”). The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

decreased C$7.7 million or 1% from C$941.8 million in Q4 2022 to C$934.1 million in Q1 2023, a result of decreased steel revenue primarily due to lower shipments of steel as shipping volume decreased by 9,693 tons from 547,217 tons in Q4 2022 to 537,524 tons in Q4 2022.

•

decreased C$334.9 million or 36% from C$934.1 million in Q1 2023 to C$599.2 million in Q2 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$366 from C$1,632 per nt in Q1 2023 to C$1,266 per nt in Q2 2023.

•

decreased C$31.4 million or 5% from C$599.2 million in Q2 2023 to C$567.8 million in Q3 2023, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$150 from C$1,266 per nt in Q2 2023 to C$1,116 per nt in Q3 2023.

•

increased C$109.6 million or 19% from C$567.8 million in Q3 2023 to C$677.4 million in Q4 2023, a result of increased steel revenue primarily due to increased shipments of steel as shipping volume increased by 113,306 tons from 458,341 tons in Q3 2023 to 571,647 tons in Q4 2023.

•	increased C$149.8 million or 22% from C$677.4 million in Q4 2023 to C$827.2 million in Q1 2024, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$257 from C$1,066 per nt in Q4 2023 to C$1,323 per nt in Q1 2024.
•

decreased C$94.6 million or 11% from C$827.2 million in Q1 2024 to C$732.6 million in Q2 2024, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$110 from C$1,323 per nt in Q1 2024 to C$1,213 per nt in Q2 2024.

•

decreased C$117.2 million or 16% from C$732.6 million in Q2 2024 to C$615.4 million in Q3 2024, a result of decreased steel revenue primarily due to lower selling prices of steel and lower shipment volumes.

•

increased C$5.2 million or 1% from C$615.4 million in Q3 2024 to C$620.6 million in Q4 2024, a result of increased steel revenue primarily due to higher selling prices of steel, offset, in part, by lower shipment volumes.

Net income (loss):

•

of C$301.4 million in Q1 2023 increased compared to C$242.9 million in Q4 2022 mainly due to the changes in fair value of warrant liability (C$51.6 million) and changes in fair value of share-based compensation liability (C$12.3 million).

•

of C$87.2 million in Q2 2023 decreased compared to C$301.4 million in Q1 2023 primarily due to decreased revenue of C$334.9 million, a result of lower selling prices of steel with a lower decrease in cost of sales of C$55.2 million. In addition, pension and post-employment benefit expenses increased as a result of ratifying the collective bargaining agreements (C$53.3 million). This was offset in part by lower income tax expense of C$80.0 million due to lower income before income taxes.

•

of (C$69.8) million in Q3 2023 decreased compared to C$87.2 million in Q2 2023 primarily due to decreased revenue of C$31.4 million, a result of lower selling prices of steel, and due to an increase in cost of sales of C$42.4 million. In addition, the decrease was due in part to foreign exchange loss increasing as a result of fluctuating exchange rates (C$50.7 million) and the changes in fair value of warrant liability (C$41.5 million).

•

of (C$20.4) million in Q4 2023 increased compared to (C$69.8) million in Q3 2023 primarily due to increased revenue (C$109.6 million), a result of increased shipping volume. This was offset, in part, by an increase in cost of sales (C$18.9 million), the changes in fair value of the warrant liability (C$13.0 million), the fair value of the share-based payment compensation liability (C$7.1 million) and the fair value of earnout liability (C$3.7 million).

•

of C$130.9 million in Q1 2024 increased compared to (C$20.4) million in Q4 2023 primarily due to increased revenue (C$149.8 million), a result of higher selling prices of steel. This was offset, in part, by an increase in cost of sales (C$8.8 million) due to higher purchase price of key inputs such as ore pellets.

•

of C$31.1 million in Q2 2024 decreased compared to C$130.9 million in Q1 2024 mostly due to decreased revenue (C$94.6 million), a result of lower selling prices of steel, and by an increase in cost of sales (C$25.3 million), due mainly to higher purchased coke use and lower production volume. This was offset, in part, by lower income taxes (C$27.4 million) due to lower income from operations.

•

of (C$84.8) million in Q3 2024 decreased compared to C$31.1 million in Q2 2024 mostly due to decreased revenue (C$117.2 million), a result of lower selling prices of steel and shipment volumes, the changes in fair value of the warrant liability (C$20.1 million), the fair value of the share-based payment compensation liability (C$12.6 million) and the fair value of earnout liability (C$6.9 million). This was offset, in part, by lower cost of sales (C$41.0 million) primarily due to lower shipment volumes.

•

of C$28.0 million in Q4 2024 increased compared to (C$84.8) million in Q3 2024 mostly due to decreased cost of sales (C$38.4 million), a result of lower shipment volumes, foreign exchange gain (C$30.5 million), the changes in fair value of the warrant liability (C$35.7 million), the fair value of the share-based payment compensation liability (C$16.1 million) and the fair value of earnout liability (C$9.6 million). This was offset, in part, by increased income tax expense (C$13.5 million).